Exhibit 99.1

AMENDMENT OF

AMENDED AND RESTATED

ACCO BRANDS CORPORATION 401(K) PLAN

WHEREAS, ACCO Brands Corporation (the “Company”) sponsors the ACCO Brands Corporation 401(k) Plan, as amended and restated effective January 1, 2008 and subsequently amended, (the “Plan”) for the benefit of its eligible employees;

WHEREAS, the Company may amend the Plan at any time; and

WHEREAS, the Company deems it appropriate to amend the Plan to replace the unitized ACCO Stock Fund with the real-time traded ACCO Brands Common Stock Fund and to make other nonsubstantive amendments of the Plan.

NOW, THEREFORE, the Company amends the Plan as follows, effective July 1, 2011:

1. Capitalized terms not defined herein shall have the meaning as defined under the Plan.

2. Section 1.01(c) is deleted in its entirety and replaced as follows:

“(c) “ACCO Brands Common Stock Fund” means the portion of the Trust Fund so designated and provided for in Section 5.03.”

3. Section 1.01(e) is amended by replacing “units” with “shares of ACCO Common Stock”.

4. Sections 1.01(e) (as amended above), 1.01(jj), 1.01(uu), 5.01, 5.02 (as amended below), 5.03 (as amended below), 5.05, 5.06, 5.07, 5.08 (as amended below), 5.09 (as amended below), 8.01 and 11.01 are amended by replacing all references to the “ACCO Stock Fund” with “ACCO Brands Common Stock Fund”.

5. Section 5.02(c) is deleted in its entirety and replaced as follows:

“(c) Election Procedures. Any election to invest contributions, change the investment for new contributions or make interfund transfers within the Plan (other than an automatic election made pursuant to Section 4.01(b)) must be made through an Approved Form of Election. Any such election made before the Close of Business on a Business Day will be effective and valued as of the day such election is made. Any such election made on a day other than a Business Day or after the Close of Business on a Business Day will be effective and valued as of the next Business Day. Notwithstanding the foregoing provisions on the effective date of elections, any election with respect to the ACCO Brands Common Stock Fund shall be effective upon market execution occurring as soon as practicable after such election as market conditions, systems availability and other circumstance permit, and shall be settled within three business days after execution.”

6. The following amendments relate to the deletion of Section 5.02(e):

(a) Section 5.02(b) is amended by deleting the clause “Except as otherwise provided in Section 5.02(e),”.

(b) Section 5.02(e) is deleted in its entirety.

(c) Section 5.09 is amended by deleting the sentences: “During the Transition Period described in Section 5.02(e), the Investment Committee will have the right to direct the Trustee as to the manner in which the Trustee is to vote the shares of the mutual funds in the Investment Funds. Following the Transition Period described in Section 5.02(e), the Investment Committee will continue to have the right to direct the Trustee as to the manner in which the Trustee is to vote the mutual fund shares held in the short-term liquidity reserves in the ACCO Stock Fund.”.

7. Section 5.03 is deleted in its entirety and replaced as follows:

“5.03. Administration of ACCO Brands Common Stock Fund. Subject to the provisions of the Trust Agreement and Sections 5.05 through 5.08, the Trustee will administer the ACCO Brands Common Stock Fund as follows:

(a) Investment. The assets of the ACCO Brands Common Stock Fund, including all increments thereto, will be invested in real-time traded ACCO Brands Common Stock. Cash dividends thereon will be invested in additional shares of ACCO Common Stock and allocated to Participant Accounts on the same basis as the shares on which such dividends were declared are allocated.

(b) Distributions in ACCO Stock; Registration Upon Distribution. The ACCO Brands Common Stock Fund will be distributed pursuant to Section 8.01(a)(2), upon which distribution all whole shares of ACCO Common Stock distributable therefrom will be registered in the name of the distributee and delivered to him together with any cash in the Participant’s Accounts respecting any fractional share from the ACCO Brands Common Stock Fund to which the distributee is entitled.

8. Section 5.04 is deleted in its entirety and replaced as follows:

“5.04. Investment of Lifecycle Funds. Subject to the provisions of the Trust Agreement, the assets of the Lifecycle Funds, including all income thereon and increments thereto, will be invested and reinvested in a combination of stock, bond and money market mutual funds, with the Lifecycle Fund that is applicable to a retirement horizon of 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055, providing a weighting for a later-term retirement horizon initially in stock and becoming more conservatively invested over time as the applicable retirement horizon date approaches, and the Lifecycle Income Fund investing in a higher percentage of money market and bond funds and a smaller percentage of equity funds, all as selected by the Investment Manager or, if there is no such Investment Manager, by the Trustee; provided, however, that the Investment Committee may determine that the each of the Lifecycle Funds be comprised of mutual funds having substantially the foregoing characteristics.”

9. The Section 5.08 is amended by deleting in its entirety the sentence: “The number of units and value of units in the ACCO Brands Common Stock Fund will be determined in accordance with Section 5.10.” and replacing it with “The Fair Market Value of the ACCO Brands Common Stock Fund from time to time will be based on the number of shares of ACCO Common Stock in the ACCO Brands Common Stock Fund and the applicable share price reported by the New York Stock Exchange.”

10. Section 5.10 is deleted in its entirety.

11. The Plan is affirmed, ratified and continued, as amended hereby.

WHEREFORE, the Company has caused this Amendment to be executed by a duly authorized officer as of this 28th day of June, 2011.

ACCO BRANDS CORPORATION

By:	/s/ Kristin Berdelman
Its:	Director, Benefits

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